SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-35746

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

REQUIRED INFORMATION

a)            Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 3.

b)            Exhibit Index:

23.1 The consent of BDO USA,LLP, independent registered public accounting firm

23.2 The consent of Mitchell & Titus, LLP, independent registered public accounting firm

2

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2014 and 2013
With Report of Independent Auditors

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Table of Contents

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2014 and 2013	3

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2014 and 2013	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:

Schedule H – Line 4i – Schedule of Assets (Held at End of Year), December 31, 2014	11

CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

SIGNATURE	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wealth Committee of

Bryn Mawr Bank Corporation

We have audited the accompanying statement of net assets available for benefits of Bryn Mawr Bank Corporation 401(k) (“the Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Part IV, Line 4i- Schedule of Assets (held at Year End) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BDO USA,LLP

June 26, 2015

Mitchell & Titus, LLP 1818 Market Street Philadelphia, PA 19103	Tel: +1 215 561 7300 Fax: +1 215 569 8709 mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wealth Committee of

Bryn Mawr Bank Corporation

We have audited the accompanying statements of net assets available for benefits of Bryn Mawr Bank Corporation 401(k) (“the Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) as of December 31, 2013 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 30, 2014

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:

Investments, at fair value:
Money market funds	$2,645,903	$2,802,390
Company stock	5,907,055	5,561,083
Mutual funds	35,686,766	31,375,825
Total investments at fair value	44,239,724	39,739,298
Receivables:
Contributions receivable – Employer	398,265	370,030
Contributions receivable – Employee	—	3,983
Other	7,400	—
Notes receivables from participants	1,145,595	844,349
Total receivables	1,551,260	1,218,362
Total assets	45,790,984	40,957,660
Liabilities:
Accrued liabilities	—	7,768
Total liabilities	—	7,768
Net assets available for benefits	$45,790,984	$40,949,892

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013

Investment income:
Dividends	1,485,693	1,146,640
Net appreciation in the fair value of investments	1,061,204	5,675,695
Total investment income	2,546,897	6,822,335

Interest income on notes recievables from participants	34,052	28,926

Contributions:
Employee	2,481,196	2,407,965
Employer	1,873,466	1,757,371
Rollovers	415,599	724,680
Total contributions	4,770,261	4,890,016

Total additions	7,351,210	11,741,277

Benefits paid & administrative expenses:
Benefits paid to participants	2,424,022	2,822,676
Administrative expenses	86,096	62,637
Total benefits paid & administrative expenses	2,510,118	2,885,313
Net increase in net assets available for benefits	4,841,092	8,855,964
Net assets available for benefits:
Beginning of year	40,949,892	32,093,928
End of year	$45,790,984	$40,949,892

See accompanying notes to financial statements.

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On October 21, 2014 the Wealth Committee, approved to restate the plan document from an individually designed plan into an Internal Revenue Service (“IRS”) pre-approved Volume Submitter Plan. The restated document was adopted effective January 1, 2015.

(b)	Eligibility

All employees of the Company are eligible to make salary deferral contributions into the plan upon their date of hire.

Employees are eligible to receive employer contributions, effective January 1, April 1, July 1, or October 1, following the completion of six months of employment with at least 500 hours of service with the Company.

(c)	Contributions

Employees can elect salary deferral through payroll deduction of their pay on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company up to a maximum of 3% of the participant’s base annual salary. Rollovers contributions from other qualified plans are permitted.

Effective January 1, 2015, the employer match contribution will be processed with each payroll.

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Company’s profitability. The Company contributed 3% of gross compensation, allocated as a discretionary contribution, to eligible participants during 2014 and 2013.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer contributions and employee salary deferral and rollover contributions are allocated among the investment options based upon the participant’s investment election.

The Plan includes an “automatic increase” feature. If the employee elected participation in this feature, his or her salary deferral contribution to the Plan will automatically be increased by 1% of his or her compensation as of each January 1.

(d)	Payment of Benefits

Upon termination due to death, disability, or retirement, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA

(e)	Vesting

Participants are immediately vested in all contributions.

Effective January 1, 2015, vesting schedule for employer contributions (match and discretionary) for employees hired after January 1, 2015 is as follows:

Years of Vesting Service	% Vested
1 but less than 2	33.33%
2 but less than 3	66.66%
3 but less than 4	100.00%

(f)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, Company matching contributions, and the Company discretionary contributions based on gross annual compensation. Additionally, all participant’s accounts are allocated Plan earnings (losses), and a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 (this increased from $500 effective October 18, 2013) up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to ½ % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans are currently 3.75%.

(h)	Withdrawals

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59 1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Administrative Expenses

Cost and expenses, including record keeping, legal and accounting fees, incurred in regards to the administration of the Plan are paid by the Plan.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents, These fees are deducted by the investment funds prior to the allocation of the Plan’s investment earnings activity and thus are not desperately identifiable as an expense.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred. A provision for doubtful accounts has not been recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(g)	Subsequent events

The Company and Plan have evaluated subsequent events for potential recognition and for disclosure through the date these financial statements were issued.

(3)	Fair Value Measurement

When determining the fair value measurement, under ASC 820, Fair Value Measurement, for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used in investments measured at fair value. There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2014 and 2013.

•

Bryn Mawr Bank Corporation common stock fund, "Common Stock Fund" is an employer stock unitized fund. The fund consists of both Bryn Mawr Bank Corporation common stock and a short-term cash component that provides liquidity for daily trading. Bryn Mawr Bank Corporation common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of shares held by the Plan.

•	Money Market Funds are valued at carrying value, which approximates fair value.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	2,645,903	-	-	2,645,903
Common Stock Fund	5,907,055	-	-	5,907,055
Mutual funds:
Blended funds	11,329,316	-	-	11,329,316
Large cap	12,105,179	-	-	12,105,179
International	2,634,930	-	-	2,634,930
Mid cap	2,261,453	-	-	2,261,453
Income funds	2,816,390	-	-	2,816,390
Small cap	3,119,311	-	-	3,119,311
Emerging markets	1,238,624	-	-	1,238,624
Alternative	181,563	-	-	181,563
Total investments measured at fair value	44,239,724	-	-	44,239,724

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	2,802,390	-	-	2,802,390
Common Stock Fund	5,561,083	-	-	5,561,083
Mutual funds:
Blended funds	9,610,995	-	-	9,610,995
Large cap	10,232,693	-	-	10,232,693
International	2,346,666	-	-	2,346,666
Mid cap	1,861,587	-	-	1,861,587
Income funds	2,816,747	-	-	2,816,747
Small cap	3,137,630	-	-	3,137,630
Emerging markets	1,310,248	-	-	1,310,248
Alternative	59,259	-	-	59,259
Total investments measured at fair value	39,739,298	-	-	39,739,298

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock fund and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

(4)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013.

	2014		2013
Common Stock Fund	5,907,055		5,561,083
Cambiar Small Cap	2,913,339		3,117,082
Dodge & Cox Int'l Stock	2,341,768		1,909,348	*
Vanguard Target Retirement 2020 Fund	3,193,713		3,044,625	*
Vanguard Target Retirement 2030 Fund	3,449,667		3,007,762
Vanguard Total Stock Mkt Idx	8,342,864		7,284,919
Western Asset Instl Liqd Rsrvs	2,645,903		2,802,390	*
PIMCO Total Return	-	*	2,026,581

*Less than 5% of net assets but shown for comparative purposes

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Comon Stock Fund	338,768	1,445,498
Mutual Funds	722,436	4,230,197
	1,061,204	5,675,695

(5)	Income Tax Status

The IRS has determined and informed the Company by a letter (“determination letter”) dated December 11, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Effective January 1, 2015, the Plan has been restated into a pre-approved (May 14, 2014) Volume Submitter Plan. The Plan administrator believes the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

The plan administrator has analyzed the tax positions taken by the Plan in accordance with US GAAP, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

(7)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Although transactions in this investment qualify as related party and party-in-interest transaction, they are exempt from the prohibited transaction rules of ERISA. State Street is the custodian of the Plan. Transamerica provides recordkeeping services for the Plan. Loans to participants also qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Plan EIN - 23-2434506
Plan No.- 002
Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Western Asset Instl Liqd Rsrvs	Money Market Fund	**	$2,645,903
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock Fund	**	5,907,055
	Aston/Montag & Caldwell Growth	Registered Investment Company	**	1,530,362
	Cambiar Small Cap	Registered Investment Company	**	2,913,339
	DFA Emerging Markets Port	Registered Investment Company	**	1,238,624
	Dodge & Cox Intl Stock	Registered Investment Company	**	2,341,768
	Fidelity Low Priced Stock	Registered Investment Company	**	1,686,480
	Invesco Global Real Estate R5	Registered Investment Company	**	150,805
	PIMCO All Asset Admin	Registered Investment Company	**	162
	PIMCO Low Duration Institutional	Registered Investment Company	**	289,961
	PIMCO Total Return	Registered Investment Company	**	1,709,716
	Principal Diversified Real Asset Inst	Registered Investment Company	**	30,758
	Principal High Yield Inst	Registered Investment Company	**	139,546
	Templeton Global BD Fund	Registered Investment Company	**	668,282
	Vanguard Equity Income	Registered Investment Company	**	2,231,953
	Vanguard Inflation-Protected Securities Fund	Registered Investment Company	**	8,723
	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	574,973
	Vanguard Small-Cap Index Fund	Registered Investment Company	**	205,972
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	1,815,603
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	164,322
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	3,193,713
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	330,169
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	3,449,667
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	24,209
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	2,194,542
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	38,722
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	1,565
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	8,144
	Vanguard Target Retirement 2060	Registered Investment Company	**	11,889
	Vanguard Target Retirement Income Fund	Registered Investment Company	**	96,771
	Vanguard Total International Stock Fund	Registered Investment Company	**	293,162
	Vanguard Total Stock Mkt Idx	Registered Investment Company	**	8,342,864
	Subtotal of Registered Investment Company			35,686,766
	Subtotal of Investments at Fair Value			44,239,724
	Notes receivable from participants	Interest rate of 3.75%		1,145,595
				$45,385,319

*	Party-in-interest, as defined by ERISA
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION
401(K) PLAN

Date: June 26, 2015	By:	/s/ Harry R. Madeira, Jr
Harry R. Madeira, Jr
Benefit Plans Administrative Committee